July 15, 2010

Parker Morrill
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549-4628

Re:           U.S. Energy Corp. - File No. 0-06814

Form 10-K for the Fiscal Year Ended December 31, 2009
Filed March 12, 2010

Definitive Proxy Statement on Schedule 14A
Filed April 29, 2010

Form 10-Q for the Quarterly Period Ended March 31, 2010

Dear Mr. Morrill:

We have prepared responses to all of the staff’s comments, but are in the process of tying down the details (categories and limits of coverage, premiums, etc.) of the several insurance policies which cover U.S. Energy’s liabilities in oil and gas, energy-related residential housing, and mineral property work (the company’s three operations segments).

Because there are multiple parties we need to talk to in order to complete the details, we will not be in position to file the complete response to comments today.  However, we fully expect to file by the close of business on or before Wednesday, July 21 2010.

Our counsel will call you to advise of this position, and also when the response has been Edgar filed.

Thank you.

U.S. Energy Corp.

/s/ Robert Scott Lorimer
Chief Financial Officer